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September 30, 2016

VIA FEDERAL EXPRESS

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	VivoPower International PLC
Registration Statement on Form F-4
Filed August 24, 2016
File No. 333-213297

Dear Mr. Ingram:

On behalf of VivoPower International PLC (the “Company”), we respond as follows to the Staff’s comment letter, dated September 20, 2016, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to David Korvin.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

General

1.

We note you currently have two sections—the joint letter to ARWA shareholders and warrantholders and the two pages directly preceding the table of contents—which each serve to satisfy the requirements of Item 501 of Regulation S-K. Please remove one of these two sections. Additionally, please limit this section to one page. See Item 501(b) of Regulation S-K.

We have revised the Registration Statement as requested.

Securities and Exchange Commission

September 30, 2016

2.

We note your disclosure on page 51 that the contribution agreement was “the result of arm’s-length negotiations between representatives of ARWA, AWN and VivoPower.” Given that ARWA and AWN share the same CEO, executive officers, and directors, please explain why you consider these negotiations to have been conducted at arm’s length. Within your Background of the Transaction section, please clearly demonstrate the measures taken by ARWA and AWN to ensure that this was an arm’s length transaction.

We have revised the disclosure on page 52 of the Registration Statement to delete the aforementioned reference to arm’s-length negotiations.

3.

Please supplementally provide us with copies of “all detailed briefing materials relating to the transaction, detailed strategic plans and company forecasts for the business” that were provided to the ARWA board on July 20, 2016, as well as all other materials presented to the ARWA board in connection with this transaction.

We are herewith supplementally providing the Staff with the above-referenced documentation as requested.

4.	Please file the preliminary proxy cards your shareholders and warrantholders, respectively, will receive.

We have filed the preliminary proxy cards that will be utilized by Arowana Inc. (“ARWA”) to solicit the vote of its shareholders and warrantholders as Exhibits 99.4 and 99.5 to the Registration Statement as requested.

Summary of the Proxy Statement/Prospectus, page 10

General

5.

Please include a chart similar to the one presented in the “Overview of Proposed IBC Transaction Structure” slide in the investor presentation filed by ARWA on Form 425 on August 11, 2016. Additionally, please provide disclosure that clarifies the following:

●	the assets held by VivoPower prior to the IBC;

●	the contingent transactions that will be completed upon the closing of the IBC; and

●	all other material ownership information among VivoPower’s expected subsidiaries. For example, we note that Aevitas will own 19.88% of VivoPower Australia.

Securities and Exchange Commission

September 30, 2016

We have revised the disclosure on page 11 of the Registration Statement as requested.

The Parties, page 10

6.	Please include a description of AWN here.

We have revised the disclosure on page 10 of the Registration Statement to include a description of Arowana International Limited (“AWN”) as requested.

ARWA Initial Shareholders, page 13

7.	Please disclose the percentage of the ARWA initial shares that are owned by AWN officers and directors.

We have revised the disclosure on page 14 of the Registration Statement as requested.

Interests of ARWA’s Directors and Officers in the Transactions, page 15

8.	We note your disclosure on page 16 that “ARWA’s officers and directors beneficially own an aggregate of 21,435,050 ordinary shares of AWN.” Please disclose the total number of AWN shares outstanding.

We have revised the disclosure on pages 17 and 58 of the Registration Statement as requested.

Risk Factors, page 28

9.	Please add a risk factor that discusses the impact of currently low commodity prices, such as oil and coal, on your business.

We have revised the disclosure on page 29 of the Registration Statement as requested.

We are currently dependent on a limited number of third-party suppliers..., page 31

10.	Please identify these third-party suppliers.

We have revised the disclosure on page 32 of the Registration Statement as requested.

The loss of one or more of our customers..., page 33

11.	Please disclose here any customer that accounts for over 10% of your combined revenue.

We respectfully advise the Staff that Aevitas had one customer, Farrelly Construction Services, that accounted for 12% of its consolidated revenue for the year ended March 31, 2016. Furthermore, Vivopower expects to have concentrations of revenue with one or more customers in future years. We have revised the disclosure on page 34 of the Registration Statement in accordance with the foregoing.

Securities and Exchange Commission

September 30, 2016

The Contribution Proposal, page 51 Background of the Transaction, page 51

12.	Please provide details with respect to the ARWA board’s discussion of the following material transactional terms:

●	ARWA’s expected ownership percentage of VivoPower (ranging from 55.8% to 72%);

●	the amount ARWA will pay for this expected ownership percentage;

●	the maximum of 2,732,400 ARWA public shares that will be able to exercise conversion rights;

●	VivoPower’s expected corporate structure, including a discussion of the contingent acquisitions of Aevitas and VivoPower Australia;

●	VivoPower’s recent decision to acquire solar projects NC-31 and NC-47;

●	the agreement by VivoPower to pay AWN a fee of $5.8 million;

●	the selection of VivoPower executive officers and directors; and

●	the agreed upon terms of the warrant amendment.

We have revised the disclosure on page 54 of the Registration Statement as requested.

13.

We note your disclosure that ARWA must consummate this transaction by November 6, 2016 or ARWA’s liquidation will be triggered. Please disclose the ARWA board’s discussion with respect to this pending trigger deadline.

We have revised the disclosure on page 53 of the Registration Statement as requested.

14.	Please clarify whether ARWA received the projections that Cassel Salpeter used in giving its opinion.

We have revised the disclosure on page 53 of the Registration Statement as requested.

Securities and Exchange Commission

September 30, 2016

15.

Please disclose the terms that were negotiated from August 5, 2016 to August 11, 2016. In disclosing these terms, please describe why AWN and ARWA boards were not initially in agreement on these terms.

We have revised the disclosure on page 54 of the Registration Statement as requested.

16.

We note your disclosure on page 74 that “VivoPower has not finalized the detailed valuation necessary to determine the fair value of assets and liabilities of Aevitis and VivoPower Australia acquired by VivoPower.” Please disclose the ARWA board’s consideration of this material fact.

We have revised the disclosure on page 77 of the Registration Statement to clarify that only the purchase price allocations have not been finalized (and cannot be finalized until the transaction completion), rather than implying that the overall valuation of each business had yet to be determined. IFRS 3.45 provides a measurement period of up to one year to finalize the purchase price allocation of a business combination. As the business combinations are subject to shareholder vote and will occur in the future, the allocation of fair value to individual assets and liabilities of Aevitas and VivoPower Australia will not be finalized until after the transactions are finalized. In order for the pro forma condensed combined financial statements to comply with the requirements of Article 11-02, management has made reasonable estimates of the allocated purchase price to demonstrate the impact of the proposed acquisitions.

Based on the foregoing, we respectfully submit that the unavailability of the final purchase price allocations was not a material fact for the ARWA board to consider, and therefore no change to the disclosure is required in response to this comment.

17.

We note your reference to services performed by Local Knowledge Pty Ltd. Please elaborate on the work performed by this entity and tell us whether it prepared a report, opinion, or appraisal, as that term is used in Item 4(b) of Form F-4.

We respectively advise the Staff that Local Knowledge Pty Ltd. (“Local Knowledge”) was engaged by ARWA to provide logistical support. Local Knowledge supported the coordination of ARWA’s tax, investment banking and accounting advisors and acted as a liaison with AWN and its advisors in connection with the Transactions. We have revised the disclosure on page 53 of the Registration Statement to reflect the foregoing. Local Knowledge did not prepare any report, opinion or appraisal as that term is used in Item 4(b) of Form F-4.

ARWA’s Board of Directors’ Treasons for Approval of the Transactions, page 53

18.	Please expand upon each of the four bullet points provided here to more clearly describe how significant value will be “unlock[ed]” via consolidation.

We have revised the disclosure on page 55 of the Registration Statement as requested.

Securities and Exchange Commission

September 30, 2016

19.

We note your disclosure that “the three underlying business operations will benefit greatly from the consolidation for... reasons individual to each them.” Please disclose these individual reasons for each of VivoPower, VivoPower Australia, and Aevitis.

We have revised the disclosure on pages 55 to 56 of the Registration Statement as requested.

20.	Please discuss the negative factors of the transaction that the ARWA board considered when making its recommendation.

We have revised the disclosure on page 56 of the Registration Statement as requested.

Opinion of Financial Advisor to the Board of Directors of ARWA, page 56

21.

We note that the financial analyses presented on pages 59 to 61 discuss the implied enterprise value reference range for both VivoPower and the contribution shares. Please briefly describe in this section how the contribution shares range is derived from the VivoPower range.

We have revised the disclosure on pages 62 and 63 of the Registration Statement as requested.

Selected Companies Analysis, page 60

22.	Please disclose the enterprise value of each selected company, or the range of enterprise values, discussed in this section.

We have revised the disclosure on page 63 of the Registration Statement as requested.

23.

We note your disclosure that some of the data with respect to these EBITDA multiples is “either not available or not meaningful.” Please disclose the data that is available, as it is up to the investor to determine if it is reasonable.

We have revised the disclosure on page 63 of the Registration Statement to distinguish between data that was “not available” and data that was “not meaningful.” We supplementally advise the Staff that the EBITDA multiples identified as “not meaningful” were not included in the discussion materials Cassel Salpeter reviewed with the Arowana board and were not considered by Cassel Salpeter or the Arowana board. Accordingly, we have not revised the disclosure in the Registration Statement to include these multiples.

24.

We note your disclosure here that conducting this analysis “involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the respective acquisition values of the transactions reviewed.” Please disclose the primary considerations and judgments made when comparing these companies to VivoPower. This comment also applies to the corresponding section in your Selected Transactions Analysis at the bottom of page 60.

We have revised the disclosure on page 63 of the Registration Statement as requested.

Securities and Exchange Commission

September 30, 2016

Selected Transaction Analysis, page 60

25.	Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

We have revised the disclosure on page 63 of the Registration Statement as requested.

Other Matters Relating to Cassel Salpeter’s Opinion, page 61

26.	Please disclose here if Cassel Salpeter has received fees for any other services provided to ARWA, AWN, and VivoPower, and their affiliates, in the past two years.

We supplementally confirm that Cassel Salpeter has not received any other fees for any other services provided to ARWA, AWN or VivoPower or their affiliates in the past two years. We respectfully believe the current disclosure describes all material relationships that have existed, and any compensation received as a result of such relationships, during the past two years as required by Item 1015(b)(4) of Regulation M-A. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Material Federal Income Tax Consequences of the Transaction to ARWA and its Securityholders, page 61

27.	Please supplementally explain why you will file a tax opinion in a future amendment if ARWA intends to treat the transactions as a taxable transaction.

We hereby confirm that ARWA intends to treat the transactions as taxable. We further clarify that the tax opinion to be filed will relate to the U.K. tax consequences of owning, holding and disposing of VivoPower shares, rather than to the U.S. tax consequences of the transactions to ARWA and its securityholders. Based on the nature of the discussion of the U.K. tax consequences, we believe that a tax opinion is appropriate, given that such consequences are sufficiently unusual “that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.” See SEC, Div. of Corp. Fin., Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19 § III.A.2 (Oct. 14, 2011), which specifically references offerings by foreign issuers. Accordingly, we expect to file a tax opinion in a future amendment of the Registration Statement.

Securities and Exchange Commission

September 30, 2016

VivoPower International Plc purchase of IS-31, page 73

28.

We note your heading which indicates that VivoPower International Plc purchased assets of “IS-31”, but your description of the entity purchased refers to “NC-31”. Please reconcile the two names or revise the heading as appropriate.

We have revised the disclosure on pages 75 of the Registration Statement as requested.

Unaudited Pro Forma Combined Statement of Financial Position, page 75

29.

Please revise your pro forma tabular presentation to reflect the transactions in the order and manner in which they are expected to occur. In this regard, we note that ARWA will first contribute the amounts held in trust to the shareholders of VivoPower. Further the acquisition of Aevitas and VivoPower Australia are not assured, and as such, should be presented subsequent to the ARWA and VivoPower subtotal.

We have revised the disclosure on page 78 of the Registration Statement as requested.

Business of VivoPower, page 99 Current Offerings, page 99

30.	Given your disclosure that VivoPower is a “pre-revenue group,” please clarify how VivoPower has provided the bulleted offerings.

We respectfully advise the Staff that, although VivoPower has not yet generated revenues from operations, VivoPower has commenced offering the services listed on page 102 of the Registration Statement under the section “Current Offerings.” VivoPower has assembled a management team with the experience and skill set to deliver all of the listed services. Furthermore, VivoPower has commenced work on two projects, NC-31 and NC-47, and is pursuing additional projects, which involve one or all of the listed services. Pending the receipt of revenues to fund its operations, the provision of services has been financed by VivoPower’s parent entity, AWN. Accordingly, we respectfully submit that it is accurate to portray these services as currently offered. We have revised the disclosure on page 102 of the Registration Statement to clarify the foregoing.

History and Corporate Structure, page 100

31.	Please present new, legible graphics for the corporate structures presented on page 100. This comment also applies to the chart on page 103.

We have replaced the graphics on page 103 and 106 of the Registration Statement as requested.

Securities and Exchange Commission

September 30, 2016

Industry Background, page 101

32.

Please supplementally tell us if you commissioned any of the information in your Industry Background section presented from pages 101 to 113. Additionally, please provide us with supplemental copies of source materials you cite, appropriately marked to identify the specific sections that you are citing.

We supplementally advise the Staff that neither VivoPower nor ARWA commissioned any of the information in the “Industry Background” section. We are herewith supplementally providing the Staff with the copies of the source materials cited in the Registration Statement, as requested.

VivoPower’s industry position, page 114

33.

Please expand upon your disclosure here. Merely indicating that VivoPower “sits in the ‘sweet spot’ of the industry value chain” does little to enhance investor understanding of your industry position.

We have revised the disclosure on page 117 of the Registration Statement as requested.

VivoPower’s growth outlook, page 116

34.	Please disclose if the projections provided here are the same as the projections that were provided to Cassel Serpenter.

We hereby confirm that these projections are the same as those provided to Cassel Salpeter. We have revised the disclosure on page 120 of the Registration Statement as requested.

35.

We note your disclosure on page 117 which indicates that EBITDA is defined as earnings before interest, taxes, depreciation and amortization as adjusted for certain one-time nonrecurring items and exclusions. Based on this definition, please revise your filing to refer to this measure as Adjusted EBITDA.

We have revised the disclosure on page 119 and 120 of the Registration Statement as requested.

VivoPower’s Management, Discussion, and Analysis, page 119 Acquisitions, page 121

36.

Please elaborate your disclosure of NC-31 and NC-47 to outline the various steps you will need to take to begin generating revenues by providing a timeline of the various events and steps that need to take place and the costs of each event.

We have revised the disclosure on page 124 of the Registration Statement as requested.

Securities and Exchange Commission

September 30, 2016

37.	Please disclose the “third party equity and financing” that has been arranged with respect to NC-31.

We have revised the disclosure on page 124 of the Registration Statement as requested.

Management of VivoPower Following the Transaction, page 135

Independence of Directors, page 136

38.

Please discuss why Gary Hui will be an independent director given your disclosure that Mr. Hui is “a consultant to AWN, a director of certain AWN subsidiaries and a participant in AWN’s compensation arrangements.”

We have determined that Gary Hui will not be considered independent under the rules of Nasdaq. We have revised the disclosure on pages 1 and 139 to 142 of the Registration Statement to reflect the foregoing.

Description of VivoPower Securities, page 148

Differences in Corporate Law, page 153

39.

Please revise to delete the statement that the comparison of respective rights is qualified in its entirety by reference Cayman Islands and English. You may not qualify information in your prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C.

We have revised the disclosure on page 156 of the Registration Statement as requested.

VivoPower International Plc Financial Statements

Note 10 – Subsequent Events, page F-13

40.

We note your disclosure which states the Note Receivable contributed to the Group by the parent has been cancelled in exchange for the right to acquire certain solar projects. Please clarify for us and in your disclosure if the amount of the Note is expected to be capitalized as part of the cost of “IS31” and “IS47”.

We have revised the disclosure on page F-13 of the Registration Statement as requested.

Innovative Solar 47, page F-14

41.

Please clarify for us and in your document, the status of your acquisition of Innovative Solar 47 and the Group’s rights and interests in the project leading up to the acquisition. Your disclosure states you expect to sign definitive documents “imminently”. You further state the purchase price “was” approximately $2.0 million and the Group’s investment to date in the project is approximately $4.4 million at July 31, 2016.

We have revised the disclosure on page F-14 of the Registration Statement and elsewhere as requested.

Securities and Exchange Commission

September 30, 2016

Aevitas Group Limited Financial Statements

Statement of Profit or Loss and Other comprehensive Income, page F-17

42.

We note your disclosure on page F-23 that you record revenue for rendering of services. Please tell us what consideration you gave to separately disclosing revenue and cost of revenue for service related streams. Please refer to rules 5-03(b)(1) and (2) of Regulation S-X.

As VivoPower is a foreign private issuer, who prepares financial statements in accordance with IFRS as issued by the IASB, we do not believe rules 5-03(b)(1) and (2) of Regulation S-X are applicable. In accordance with IAS 18, we have revised note 4 on page F-30 to include disclosure of sale of goods, services and construction. Although we have adopted a functional income statement presentation and show a cost of sales and gross profit, our cost of sales includes the cost of services and there is no requirement to show a cost of services separately under IFRS.

Notes to the Financial Statements

3 Critical Accounting Estimates and Judgments, page F-29

Key Estimates – impairment of goodwill, page F-29

43.	Please revise your filing to identify any CGUs that are at risk of failing the impairment test and the corresponding excess of recoverable amount over carrying value.

We have revised the disclosure on page F-37 of the Registration Statement as requested.

Key Judgements – provision for impairment of receivables, page F-29

44.	Given the significance of your receivable balance, please provide a more robust discussion of the information that you analyze in determining if an impairment of your receivable exists.

We have revised the disclosure on page F-29 of the Registration Statement as requested.

Note 20 – Tax assets and liabilities, page F-43

45.

Please tell us and disclose the nature of your recognized deferred tax assets and why you believe it is probable that these assets will be recovered in the form of economic benefits in future periods. We note you present significant pretax losses in every period presented in your financial statements. Please refer to paragraphs 27 and 82(b) of IAS 12 for guidance.

We have updated the disclosure to provide further information regarding the nature of our deferred tax assets on page F-43 of the Registration Statement as requested. Over A$600,000 of the deferred tax asset relate to temporary differences related to the accrual of employee related provisions. The remainder primarily relate to tax losses carried forward. Although the Aevitas group has recorded significant pre-tax loses, one consolidated subsidiary, Electrical Engineering Group Pty Limited, which does not form part of the Aevitas tax consolidated group, generates taxable income and has generated taxable income and we believe it is probable that they will be able to utilize losses in future periods. Please refer to note 8(c) of the Aevitas accounts which disclose the operating results of this subsidiary.

* * * * *

Securities and Exchange Commission

September 30, 2016

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:     Mr. Kevin Chin